Exhibit 8.1

List of Significant Subsidiaries and Consolidated Entities

Subsidiaries	Place of Incorporation

Shanghai Juxiang Investment Management Consulting Co., Ltd.	PRC

Baoyi Investment Consulting (Shanghai) Co., Ltd.	PRC

Jupai HongKong Investment Limited	Hong Kong

Jupai Investment International Limited	BVI

Scepter Holdings Limited	Hong Kong

E-capital Assets Management Limited	Cayman

Scepter Pacific Limited	BVI

Jupai Asset Management Inc.	Cayman

Jupai Asset Management Limited	BVI

Jupai Investment Limited	BVI

Consolidated Entities	Place of Incorporation

Shanghai Yidexin Equity Investment Management Co., Ltd.	PRC

Shanghai E-Cheng Asset Management Co., Ltd.	PRC

Shanghai Yedu Enterprise Management Co., Ltd.	PRC